MIDLAND CAPITAL HOLDINGS CORPORATION

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Net Income	$233,616	$117,721	$473,281	$664,598

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Basic earnings per share	$0.63	$0.32	$1.27	$1.78

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Common stock equivalents due to dilutive effect of stock options	—	—	—	—

Weighted average common shares and equivalents outstanding for diluted computation	372,600	372,600	372,600	372,600

Diluted earnings per share	$0.63	$0.32	$1.27	$1.78